EXHIBIT 99.1

Ero to Host 2026 Capital Markets Day

VANCOUVER, British Columbia, Sept. 01, 2026 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) ("Ero" or the “Company”) is pleased to announce it will host its 2026 Capital Markets Day in São Paulo, Brazil, on Monday, September 14, 2026. The event will be broadcast live via video webcast in English (with AI-generated Portuguese subtitles), starting at 12:30 p.m. ET (9:30 a.m. PT; 1:30 p.m. BRT).

A presentation will be available to download on the 2026 Capital Markets Day event website and in the Presentations section of the Company's website on the morning of the event. A replay of the webcast will be available on Ero's website following the event.

Date:	Monday, September 14, 2026
Time:	12:30 p.m. ET (9:30 a.m. PT | 1:30 p.m. BRT)
Webcast:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=46ubdP8f
Event Website:	https://www.erocapitalmarketsday.com/
Ero's Website	https://www.ero.com/

ABOUT ERO

Ero is a Brazil-focused, growth-oriented mining company with a diversified portfolio of copper and gold assets. Headquartered in Vancouver, B.C., the Company operates two copper mines – the Caraíba Operations in Bahia State and the Tucumã Operation in Pará State – as well as the Xavantina Operations, a producing gold mine in Mato Grosso State. In addition to its operating assets, Ero is advancing the Furnas Copper-Gold Project, located in the mineral-rich Carajás Province in Pará State, through a definitive earn-in agreement with Vale Base Metals to acquire a 60% interest in the project.

Ero’s operating philosophy is grounded in a commitment to safety, operational excellence, and the responsible production of minerals essential for a better tomorrow. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO.” Additional information, including technical reports on the Company’s operations and projects, is available on the Company’s website (www.ero.com), SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov).

FOR MORE INFORMATION, PLEASE CONTACT

Farooq Hamed, VP, Investor Relations
info@ero.com